Exhibit 8.1

As of December 31, 2022, the Company’s subsidiaries are as follows:

	Date of acquisition/ registration	Place of establishment/ incorporation	Percentage of legal ownership
Subsidiaries:
Mercurity Fintech Technology Holding Inc.	July 15, 2022	US	100%
Mercurity Limited	May 21, 2019	British Virgin Islands	100%
Ucon Capital (HK) Limited	May 21, 2019	Hong Kong	100%
Beijing Lianji Future Technology Co., Ltd.	May 21, 2019	PRC	100%
NBpay Investment Limited	March 2, 2020	British Virgin Islands	100%
NBpay Fintech Pte Ltd.	March 2, 2020	Singapore	100%
Golden Nation Ltd.	October 17, 2021	US	100%

On January 28, 2023, the Company decided to write off NBpay Investment Limited and its subsidiaries, which are all shell companies without any assets, employees or business. After the adjustment of the above corporate structure, the Company will take MFH Tech, the US subsidiary, as the operating entity of distributed computing and storage services business and digital consultation services business in North America, and will take Mercurity Limited and its Hong Kong and China subsidiaries as the operating entities of blockchain technical services business and digital consultation services business in the Asia-Pacific region.